Filed by Great Elm Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Full Circle Capital Corporation

Commission File No. 814-00809

On September 14, 2016, a special committee of the board of directors of Full Circle Capital Corporation (the “Company”) established a record date of the close of business on September 15, 2016 and a meeting date of October 25, 2016 for its special meeting of stockholders (the “Special Meeting”) to be held with respect to the Company’s proposed merger with and into Great Elm Capital Corp. (“GECC”).  The merger is to be completed on the terms and subject to the conditions set forth in the merger agreement, dated as of June 23, 2016, between the Company and GECC.

Important Information for Investors and Stockholders

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transactions referred to in this material, GECC has filed a registration statement on Form N-14 with the Securities and Exchange Commission (“SEC”) containing a preliminary proxy statement of the Company that also constitutes a preliminary prospectus of GECC. After the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus to stockholders of the Company. This material is not a substitute for the proxy statement/prospectus or registration statement to which it pertains or for any other document that GECC or the Company may file with the SEC and send to the Company’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by GECC or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at ir.fccapital.com or by contacting the Company at 203-900-2100.

The Company, MAST Capital Management, LLC (“MAST”) and Great Elm Capital Group, Inc. (“Great Elm”) and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the Company is contained in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on October 28, 2015 and in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Information about the directors and executive officers of Great Elm is contained its proxy statement which was filed with the SEC on April 21, 2016. Information about the members, managers, officers and employees of MAST that may be engaged in the solicitations is contained in the proxy statement / prospectus that will be mailed to the Company’s stockholders and filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is included in any proxy statement, prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed merger and the business of the combined company including statements regarding the expected timetable for completing the merger, benefits of the transaction, statements regarding the combined company, its investment plans, policies and expected results and any other statements regarding the Company’s, MAST’s, Great Elm’s and the combined company’s expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the failure to receive, on a timely basis or otherwise, the required approvals by the Company and the Company’s stockholders, governmental or regulatory agencies and third parties; the combined company’s ability to achieve the synergies, recurring net investment income and value creation contemplated by the proposed transactions; uncertainty as to whether the combined company will be able to perform as well as funds managed by MAST; uncertainty as to the integration, prospects, distributions and investment performance of the combined company; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the impact of legislative, regulatory and competitive changes; and the diversion of management time on transaction-related issues. There can be no assurance that the merger will in fact be consummated. Additional information concerning these and other factors can be found in GECC’s registration statement and proxy/prospectus as well as in the Company’s and Great Elm’s respective filings with the SEC, including Great Elm’s (filed as Unwired Planet’s) April 2016 proxy statement. Each of the Company, MAST, Great Elm and GECC assume no obligation, and expressly disclaim any duty to, update any forward-looking statements contained in this document or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.